Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Envel, Inc.
75 State Street, Suite 100
Boston, MA 02109
enve.ai

Up to $3,930,043.12 in Nonvoting Common Stock at $2.84
Minimum Target Amount: $9,999.64

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Envel, Inc.
Address: 75 State Street, Suite 100, Boston, MA 02109
State of Incorporation: DE
Date Incorporated: February 01, 2017

Terms:

Equity

Offering Minimum: $9,999.64 | 3,521 shares of Nonvoting Common Stock
Offering Maximum: $3,930,043.12 | 1,383,818 shares of Nonvoting Common Stock
Type of Security Offered: Nonvoting Common Stock
Purchase Price of Security Offered: $2.84
Minimum Investment Amount (per investor): $102.24

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Special Fund Bonus Shares

First 24 hours - Special Fund Bonus - 250% bonus shares for an investment of at least $149,997

Early Bird Bonus Shares

Next 72 hours - Friends and Family - 15% bonus shares

Next 72 hours - Super Early Bird Bonus - 10% bonus shares

Next 7 days - Early Bird Bonus | 5% bonus shares

Volume Bonus Shares

$50,000+ 5% bonus shares

$100,000+ 10% bonus shares

Envel Swag

Tier 1 perk - ($500 investment) - Envel Owner Card (US investors Only)

Tier 2 perk - ($5,000 investment) - Envel Swag Bag (US investors Only)

Tier 3 perk - ($50,000 investment) - Custom Large Scale Debit card (All Investors are eligible)

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Envel will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Nonvoting Common Stock at $2.84 / share, you will receive 110 shares, meaning you'll own 110 shares for $284. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Envel has developed a patent-pending autonomous banking app with an autopilot function that organizes and automates people's money, budgets, and savings.

Using the five pillars of **automation, behavioral science, community engagement, partnerships and experience re-invented**, Envel uses a digital Envelope system to organize people's money into up to 99 FDIC insured Envel bank accounts, which can be created in seconds. Envel's artificial intelligence learns to understand people's individual behaviors, needs, and goals and creates a personalized budget to guide their daily, weekly, or monthly spending - plus it does so much more!

Envel, Inc. was initially organized as Artler Capital, Inc., a Delaware corporation on February 1, 2017, and changed its name to Envel, Inc. on December 19, 2018.

Competitors and Industry

Revenue in the global neobanking industry is expected to grow to approximately $720 billion by 2028, which represents a CAGR of over 47% from revenues measured in 2021. Envel differentiates itself from its competitors through its proprietary solutions for the budgeting, money management, savings and wealth creation challenges faced by tens of millions of people. Currently, its largest competitors are Chime, Varo, Money Lion, and Dave; however, Envel offers many features and automation that many of these competitors do not. It has assembled an impressive Board and team of data scientists, technologists, and bankers, who use artificial intelligence, behavioral science and a unique approach to community engagement, user experience,

partnerships and design to help a new generation of digital users manage their money better.

Current Stage and Roadmap

To date, Envel has developed a sophisticated technology platform and onboarded a meaningful number of users with a minimal marketing budget. Envel has been able to test different marketing campaigns and has gotten very good results at a low cost but has not expanded its marketing.

Envel expects a significant portion of the funds raised to ramp up its marketing to grow its users base to over 20K users by YE and finalize an A round in Q1 2022.

The Team

Officers and Directors

Name: Craig Bond

Craig Bond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Chairman
  Dates of Service: August 23, 2021 - Present
  Responsibilities: Oversee the Corporate Governance, Finance, Compliance & Administrative Functions of the Company. Craig received a stock grant of 200,000 Common shares. The management team is compensated commensurate with his/her role and experience and is eligible for the employee equity incentive plan. No one in the Company is paid more than $175,000 in annual salary.

- **Position:** Chairman of the Board
  Dates of Service: September 30, 2019 - Present
  Responsibilities: Oversee the Board of Directors. For this role Craig was granted 800,000 shares of Common Stock.

Other business experience in the past three years:

- **Employer:** Envel Inc.
  Title: President
  Dates of Service: July 01, 2020 - August 23, 2021
  Responsibilities: Oversee the Finance & Compliance functions of the company.

Name: Steve Le Roux

Steve Le Roux's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: February 12, 2017 - Present
  Responsibilities: Oversee Product Development, Marketing, Growth and Community Outreach of the Envel. In addition to his founding equity, The management team is compensated commensurate with his/her role and experience and is eligible for the employee equity incentive plan. No one in the Company is paid more than $175,000 in annual salary.

- **Position:** Board Member
  Dates of Service: February 01, 2017 - Present
  Responsibilities: Oversee the Management of the Company

Name: Matthew Armandi

Matthew Armandi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Oversee the Finance, HR and Business Intelligence Functions of the Company. Matt received a stock grant of 75,000 Common shares for this role. The management team is compensated commensurate with his/her role and experience and is eligible for the employee equity incentive plan. No one in the Company is paid more than $175,000 in annual salary.

Other business experience in the past three years:

- **Employer:** PagnatoKarp LLC
  Title: Controller
  Dates of Service: September 03, 2018 - October 09, 0020
  Responsibilities: Oversee the Accounting and Finance Functions

Name: Brian Higdon

Brian Higdon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CCO
  Dates of Service: May 12, 2021 - Present
  Responsibilities: Oversee the banking compliance and financial crimes within the company and with the users. Brain received a stock option grant of 75,000 shares for this role. The management team is compensated commensurate with

his/her role and experience and is eligible for the employee equity incentive plan. No one in the Company is paid more than $175,000 in annual salary.

Other business experience in the past three years:

- **Employer:** Envel Inc.
  Title: Financial Crimes Director
  Dates of Service: August 17, 2020 - May 12, 2021
  Responsibilities: Oversee the potential Financial Crimes within Envel

Other business experience in the past three years:

- **Employer:** Wells Fargo Fund Distributor, LLC
  Title: AML Officer
  Dates of Service: June 01, 2019 - August 01, 2020
  Responsibilities: Oversee Anti Money Laundering Operations

Name: Diederik Meeuwis

Diederik Meeuwis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** S.V.P Of Operations
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Oversee Customer Support and Growth. For this role Diederik received a stock grant of 200,000 Common shares. The management team is compensated commensurate with his/her role and experience and is eligible for the employee equity incentive plan. No one in the Company is paid more than $175,000 in annual salary.

Other business experience in the past three years:

- **Employer:** Smurfit Kappa
  Title: European Business Analyst Pan European Sales
  Dates of Service: September 01, 2019 - November 01, 2019
  Responsibilities: Overseeing portfolio of large European customers

Name: Alwyn Van Wyk

Alwyn Van Wyk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO

Dates of Service: June 01, 2021 - Present
Responsibilities: Oversee the Engineering and Development within Envel. For this role, Alwyn received a stock grant of 100,000 Common shares.

Other business experience in the past three years:

- **Employer:** Envel Inc.
  Title: CIO
  Dates of Service: December 01, 2020 - June 01, 2021
  Responsibilities: Oversee all Information Security and Development in Envel

Other business experience in the past three years:

- **Employer:** Younglings Africa
  Title: Founder
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Founded the program to attract self starting young people between the age of 18-28 to help software development

Other business experience in the past three years:

- **Employer:** Wooworths Financial Servcies
  Title: WDA Team Member
  Dates of Service: July 01, 2018 - May 01, 2020
  Responsibilities: Lead "Dora the Explorer" initiative aimed at driving innovation for the WDA programme.

Name: Mike Baxter

Mike Baxter 's current primary role is with Bain & Company. Mike Baxter currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: August 25, 2019 - Present
  Responsibilities: Sitting on the Board of Directors

Other business experience in the past three years:

- **Employer:** Bain & Company
  Title: Senior Partner
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Parnter

Name: Paul Pagnato

Paul Pagnato 's current primary role is with Cresset Capital . Paul Pagnato currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: August 25, 2019 - Present
  Responsibilities: Sits on the Board of Directors

Other business experience in the past three years:

- **Employer:** Transparency Invest
  Title: Founder
  Dates of Service: November 01, 2019 - Present
  Responsibilities: Lead Company

Other business experience in the past three years:

- **Employer:** Cresset Capital
  Title: Co-Chairman
  Dates of Service: June 16, 2020 - Present
  Responsibilities: Strategy and Leadership

Other business experience in the past three years:

- **Employer:** PagnatoKarp LLC
  Title: Founder and CEO
  Dates of Service: March 01, 2016 - June 16, 2020
  Responsibilities: Lead Company

Name: Ted Hill

Ted Hill's current primary role is with B Capital Group. Ted Hill currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: August 25, 2019 - Present
  Responsibilities: Sits on the Board of Directors

Other business experience in the past three years:

- **Employer:** B Capital Group
  Title: Partner & Chief Operating Officer
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Oversee Operations

Other business experience in the past three years:

- **Employer:** Santander Bank, N.A.
  Title: SVP, Strategy and Corporate Development
  Dates of Service: January 01, 2017 - December 31, 2018
  Responsibilities: Corporate Development

Name: Lisa Nelson

Lisa Nelson 's current primary role is with Astra. Lisa Nelson currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: June 29, 2021 - Present
  Responsibilities: Sits on the Board of Directors

Other business experience in the past three years:

- **Employer:** Astra
  Title: Member Board of Directors
  Dates of Service: August 01, 2021 - Present
  Responsibilities: Sits on the Board of Directors

Other business experience in the past three years:

- **Employer:** Brooks Running
  Title: Member Board of Directors
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Sits on the Board of Directors

Other business experience in the past three years:

- **Employer:** DNA Seattle
  Title: Member Board of Directors
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Sits on the Board of Directors

Other business experience in the past three years:

- **Employer:** Kuelap, Inc.
  Title: Member Board of Directors
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Sits on the Board of Directors

Name: John Paul Rollert

John Paul Rollert 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: August 25, 2019 - Present
  Responsibilities: Sits on the Board of Directors

Other business experience in the past three years:

- **Employer:** Harvard University
  Title: Course Instructor
  Dates of Service: June 01, 2005 - Present
  Responsibilities: Course Instructor

Other business experience in the past three years:

- **Employer:** University of Chicago Booth School of Business
  Title: Adjunct Associate Professor of Behavioral Science
  Dates of Service: March 01, 2012 - Present
  Responsibilities: Taught Behavioral Science

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial services or technology industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $3,930,043.12 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to grow and continue to operate, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital. 2. If we cannot meet our cash flow needs and/or fund growth objectives through our ongoing operations, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit or other sources of financing could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational crypto or fractional investments product or that these products may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Fractional Investments or the Crypto Wallet. Delays or cost overruns in the development of our Fractional Investments or the Crypto Wallet and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company

By investing in the Company, you are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Envel has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 4 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and very little revenue. If you are investing in this company, it's because you think that Envel is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

1. One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value in the Company's IP, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations to the extent possible. It is important to note that unforeseeable costs associated with such

practices may invade the capital of the Company and reduce the amount of funds the Company can spend on operations, marketing and growth.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the SEC (Securities and Exchange Commission), FTC (Federal Trade Commission), FDIC (Federal Deposit Insurance Company) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including our banking partner, our banking software, fraud prevention, accounting, legal work, public relations, advertising, and hosting services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our users or investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Envel or our banking partner or its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Envel could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steve Le Roux	5,100,000	Voting Common Stock	41.3

The Company's Securities

The Company has authorized Preferred Stock, Nonvoting Common Stock, and Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,383,818 of Nonvoting Common Stock.

Preferred Stock

The amount of security authorized is 7,000,000 with a total of 4,984,142 outstanding.

Voting Rights

One vote per share. The class of Preferred Stock has the right to elect two directors. Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

One times the Original Issue Price Liquidation Preference.

Each share of Series Seed is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Investors who have invested an aggregate amount of at least $500,000 in the Company will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

The Series Seed will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

Please see other material rights in the Company's Second Amended and Restated Certificate of Incorporation attached as Exhibit F.

Nonvoting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Nonvoting Common Stock.

Material Rights

The Nonvoting Common Stock shall only have the right to vote on such matters provided under the General Corporation Law with regard to matters that would significantly and adversely affect the rights or preference of the Nonvoting Common Stock.

Conversion: Each share of Nonvoting Common Stock shall automatically be converted into a share of Voting Common Stock at the Mandatory Conversion Time (as defined by Article V, Section (B)3.11 of the Company's bylaws.

Liquidation: Shares of Nonvoting Common Stock shall rank pari passu with shares of Voting Common Stock as to distribution of assets in the event of any liquidation, dissolution or winding up of the affairs of the Corporation.

Please see other material rights in the Company's Second Amended and Restated Certificate of Incorporation attached as Exhibit F.

Voting Common Stock

The amount of security authorized is 14,000,000 with a total of 7,354,000 outstanding.

Voting Rights

One vote per share. The class of Voting Common Stock has the right to elect seven directors.

Material Rights

The total number of Common Stock shares outstanding, 7,354,000 shares, includes 7,154,000 shares of Common Stock and 200,000 options.

Please see other material rights in the Company's Second Amended and Restated Certificate of Incorporation attached as Exhibit F.

What it means to be a minority holder

As a minority holder of Nonvoting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will potentially own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,069,955.00
  Use of proceeds: Development, operations and customer growth.
  Date: May 28, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $3,656,311.00
  Use of proceeds: Development, operations, and customer growth.
  Date: April 27, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,455,530.00
  Number of Securities Sold: 831,724
  Use of proceeds: Operations, Development and Marketing
  Date: October 01, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Envel was founded in 2017, however, its real operations did not begin until late 2018/early 2019.

Subsequently, the Company began to fundraise in 2019 began to solidify the app and its banking partner relationships through 2020. The Company did not begin to earn revenue from customers until November 2020.

Historical results and cash flows:

The Company does not believe the historical results and cash flows are representative of what investors should expect in the future. The losses and deficits incurred to date are largely due to the startup/pre-revenue nature of launching the application. However, there is no guarantee that future revenues and profits will materialize.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Envel recently closed its Preferred Seed round which was open largely to existing investors and other accredited investors. This round raised approximately $1.45 million from July 2021 through September 2021. In addition, at the end of September

2021, Envel had approximately $900K in cash.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Envel will need the funds from this campaign to continue to operate and execute its growth plans. Current cash on hand will not allow for long-term operations and continued growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Envel will need the funds from this campaign to continue to operate and execute on its growth plans. Current cash on hand will not allow for long-term operations and continued growth. Thus, these funds are necessary for our long-term viability.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum is raised, Envel will be forced to stretch its current cash and believes it can operate for up to 3 months without additional cash.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum is raised, Envel plans to invest heavily in marketing in preparation for an upcoming additional round of funding in Q1 2022. However, if needed Envel would be able to stretch the funds for up to 6 to 10 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Envel has considered and likely continue to do future capital raises in 2022.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Steve Le Roux
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2019, Steve contributed services to the company in the of $130. Management finds this transaction appropriate.
  Material Terms: In 2019, Steve contributed services to the company in the of $130.

Valuation

Pre-Money Valuation: $35,040,323.28

Valuation Details:

Envel's most recent fundraising round was at a $20M pre-money valuation that started in July 2021. That round raised approximately $1.4M and since that time the Company's user base has grown to around 12,000 confirmed KYC (Know Your Customer) users. By comparison, Beanstox currently listed with StartEngine is listed at ab$27M valuation with 8K approved accounts.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.64 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  If min is raised, then all capital will go to operations.

If we raise the over allotment amount of $3,930,043.12, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.5%
  Extensive Investment in digital ads and SEO and organic referral growth through the app. Campus Involvement and Event sponsorship and PR.

- *Research & Development*
  9.0%

Continued Development of Fractional Investment, Crypto Wallet, and Sub Accounts. Additionally investments in Insurance and by now pay later products.

- *Working Capital*
  9.0%
  Envel will need about 9% of the proceeds for working capital.

- *Operations*
  41.0%
  These funds will continue to keep the operations going through Q1 2022 supporting over 11K to 20K users over the next 6 months.

- *Data Science*
  2.0%
  Envel will continue to invest in its AI and its automation and enhancing its algorithm.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at enve.ai (www.envel.ai/SEC).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/envel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Envel, Inc.

[See attached]

Envel, Inc.

Financial Report
December 31, 2020 and 2019

Contents

Financial Statements



ASSURANCE | TAX | CONSULTING

111 Rockville Pike
Suite 600
Rockville, Maryland 20850

☎ 301.231.6200
🖷 301.231.7630
www.aronsonllc.com
info@aronsonllc.com

Independent Auditor's Report

To the Board of
Directors
Envel, Inc.
Boston, Massachusetts

We have audited the accompanying financial statements of Envel, Inc., which comprise the Balance Sheets as of December 31, 2020 and 2019, and the related Statements of Operations, Stockholders' Deficit, and Cash Flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Envel, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



Certified Public Accountants & Management Consultants

Correction of an Error

In our report dated July 17, 2020, we expressed that we were not aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. As discussed in Note 1 to the financial statements, certain errors resulted in an overstatement of stock based compensation expense and an overstatement of additional paid-in capital as of January 1, 2019 and December 31, 2019. We have audited the adjustments described in Note 1 that were applied to restate the 2019 financial statements and opening Stockholders' Deficit at January 1, 2019. Our opinion is not modified with respect to this matter.

Aronson LLC

Rockville, Maryland
September 24, 2021

Certified Public Accountants & Management Consultants

2

111 Rockville Pike | Suite 600 | Rockville, Maryland 20850 | 301.231.6200 | 301.231.7630 | www.aronsonllc.com | info@aronsonllc.com

Envel, Inc.

Balance Sheets
December 31, 2020 And 2019

	2020	2019 Restated
Assets		
Cash & Cash Equivalents	$ 541,790	$ 422,967
Due from Employees	280	280
Prepaid Expenses	6,933	-
Total Current Assets	549,003	423,247
Property and Equipment	47,163	9,566
Total Assets	$ 596,166	$ 432,813
Liabilities		
Accounts Payable and Accrued Expenses	$ 164,920	$ 87,833
Convertible Notes Payable - Short Term	955,647	-
Stock Redemption Payable - Short Term	82,500	-
Total Current Liabilities	1,203,067	87,833
Convertible Notes Payable, Net of Short Term	2,024,636	910,542
Stock Redemption Payable, Net of Short Term	61,875	-
Total Liabilities	3,289,578	998,375
Stockholders' Deficit		
Common Stock	72	77
Additional Paid-in Capital	149,814	145,004
Accumulated Deficit	(2,843,298)	(710,643)
Total Stockholders' Deficit	(2,693,412)	(565,562)
Total Liabilities and Stockholders' Deficit	$ 596,166	$ 432,813

The accompanying Notes to Financial Statements are an integral part of these Financial Statements

Envel, Inc.

Statements Of Operations
Years Ended December 31, 2020 And 2019

	2020	2019
		Restated
Revenue	$ 113	$ -
Cost of Revenue	447,645	128,565
Gross Loss	(447,532)	(128,565)
Indirect Expenses		
Labor and Contractors	1,270,640	373,007
Legal & Professional Services	99,756	17,401
Debit Card & Data Purchases	58,795	-
Travel, Meals & Entertainment	41,063	55,345
Advertising & Marketing	30,799	41,005
Other General & Administrative	82,515	27,191
Depreciation Expense	10,546	109
Total Indirect Expenses	1,594,114	514,058
Operating Loss	(2,041,646)	(642,623)
Interest Expense, Net	(91,009)	(10,538)
Net Loss	$(2,132,655)	$ (653,161)

The accompanying Notes to Financial Statements are an integral part of these Financial Statements

Envel, Inc.

Statements Of Stockholders' Deficit
Years Ended December 31, 2020 And 2019

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance as of January 1, 2019 (Restated – Note 1)	$ 71	$ 57,411	$ (57,482)	$ -
Contributed Services	-	130	-	130
Shares Repurchased	(8)	8	-	-
Stock Based Compensation	14	87,455	-	87,469
Net Loss	-	-	(653,161)	(653,161)
Balance as of December 31, 2019 (Restated – Note 1)	77	145,004	(710,643)	(565,562)
Shares Repurchased	(7)	(174,993)	-	(175,000)
Stock Based Compensation	2	179,803	-	179,805
Net Loss	-	-	(2,132,655)	(2,132,655)
Balance as of December 31, 2020	**$ 72**	**$ 149,814**	**$(2,843,298)**	**$ (2,693,412)**

The accompanying Notes to Financial Statements are an integral part of these Financial Statements

Envel, Inc.

Statements Of Cash Flows
Years Ended December 31, 2020 And 2019

	2020	2019
		Restated
Net Loss	$ (2,132,655)	$ (653,161)
Cash Flows From Operating Activities		
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation Expense	10,547	109
Accrued Interest	94,741	10,542
Stock Based Compensation	179,805	87,469
Contributed Services	-	130
Increase/ Decrease In		
Due from Employees	-	(280)
Prepaid Expenses	(6,933)	-
Accounts Payable and Accrued Expenses	77,085	87,834
Net cash used in operating activities	(1,777,410)	(467,357)
Purchase of Equipment	(48,142)	(9,676)
Net cash used in investing activities	(48,142)	(9,676)
Payment for Stock Redemption Payable	(30,625)	-
Convertible Notes Issued	1,975,000	900,000
Net cash provided by financing activities	1,944,375	900,000
Net cash and cash equivalents increase for period	118,823	422,967
Cash and Cash Equivalents at the beginning of the period	422,967	-
Cash and Cash Equivalents at the end of the period	$ 541,790	$ 422,967
Non Cash Financing Activities		
Stock Redemption Payable	$ 175,000	$ -

The accompanying Notes to Financial Statements are an integral part of these Financial Statements

Envel, Inc.

Notes to the Financial Statements

Note 1. Nature of Business And Significant Accounting Policies

Nature of business: Envel, Inc. (the Company) was founded in February 2017, and is a financial technology company that leverages Artificial Intelligence (AI) to manage customer's finances. The Company offers a downloadable application that enables users to create bank accounts through its banking partners and uses its software to manage money. The Company launched its product into both the Apple and Google Play stores in October 2020. Revenue is generated from interest margins on deposits and debit card interchange fees. The Company's principal operations are in Boston, Massachusetts.

A summary of the Company's significant accounting policies follows:

Cost of revenue: Cost of revenue consists primarily of one software vendor associated with the Company's banking partners.

Software and development costs: Development costs, recorded within the Labor and Contractors line on the Statements Of Operations, related to external-use software for sale are expensed as incurred. The Company did reach the technological feasibility requirements in May of 2020, outlined in Accounting Standards Codification ("ASC") 985, *Software – Cost of Software to be Sold, Leased, or Marketed*; however, due to the uncertainty around the useful life and timing of future recovery of the potential assets, management elected to expense all costs related to the development of its core product.

Cash and cash equivalents: Cash and cash equivalents consist of instruments with original maturities of 90 days or less.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment: Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in determining depreciation is three years. Repairs and maintenance costs are charged to expense as incurred.

Income taxes: The Company is taxed as a C Corporation. Deferred income taxes are provided on a liability method, whereby, deferred tax assets and deferred tax liabilities are recognized for taxable temporary differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has evaluated its tax positions and has concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company is no longer subject to income tax examinations by the U.S. federal or state authorities for years before 2018.

Financial credit risk: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Envel, Inc.

Notes to the Financial Statements

Stock based compensation: The Company currently offers its employees and contractors stock equity awards for grants of Common Stock. The Company recognizes compensation expense at the fair value of the award on the grant date on a straight-line basis over the vesting period. These expenses are recorded in the Labor and Contractors line on the Statements Of Operations.

Recent accounting pronouncement adopted: In 2014, the Financial Accounting Standards Board issued new accounting guidance, related to revenue recognition, ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which was further updated through various updates including the deferral of the effective date for non public business entities. This new guidance replaced all existing guidance on this topic and eliminated most industry-specific guidance. The new revenue recognition guidance provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The Company adopted the guidance effective January 1, 2020, on a modified retrospective basis. We performed an impact analysis for the opening balance sheet as of January 1, 2020, as well as for the year ended December 31, 2020. The impacts upon adoption were deemed immaterial. No practical expedients or exemptions were elected in conjunction with the adoption of this new guidance. For additional information, see "Note 2—Revenue."

Restatement of previously issued financial statements: The Company restated its previously issued financial statements to properly reflect the value of the Common Stock granted in 2018 and 2019. This restatement was as a result of a third-party valuation that was done in 2021 to further refine the estimate of the Company's value at December 31, 2019 and previous periods. As a result of the restatement, the net loss and additional paid-in capital recorded in 2019 was decreased by $490,483 and was decreased by $116,576 at January 1, 2019. Furthermore, the accumulated deficit at December 31, 2019 decreased by $607,059 and decreased by $116,576 at January 1, 2019.

Reclassifications: Certain 2019 balances have been reclassified to conform with the 2020 presentation.

Note 2.   Revenue

The Company enables its users to perform banking functions with its banking partner (nbkc) through the Envel App offered in public app stores. The Company's revenues are classified into two categories, Interchange Revenue and Interest Revenue. All revenue earned is earned in the United States of America with users in all 50 states.

Interchange Revenue: The Company earns interchange revenue through its use of the user's debit card which is provided upon successful onboarding through the app. These fees are paid by vendors accepting the debit card in which the Company has entered a revenue share agreement with its banking partner (nbkc). These fees may have a fixed and variable component and are recognized in the period in which the debit card is used. The variable component is generally a percentage of the value of the payment amount and is known at the time the transaction is processed. Contracts with users are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. Contracts generally renew automatically without significant material rights. The Company does not have any capitalized contract costs and does not carry any material contract balances. These fees have a single performance obligation to complete payments through the Company's banking partner and the VISA payment network.

Envel, Inc.

Notes to the Financial Statements

Interest Revenue: The Company earns interest through a revenue share agreement with its banking partner and its core banking platform which is based on the daily average balance of all deposits held through the Envel platform. This interest is based on a variable interest rate set by the core banking platform and is adjusted monthly. Interest earned is split with the Company's banking platform and paid to the Company in the following month. The Company records this revenue in the month it was earned.

Note 3.   Property And Equipment

The Company's property and equipment is as follows at December 31:

	2020	2019
Computer Equipment	$ 57,818	$ 9,676
Less Accumulated Depreciation	(10,656)	(109)
Property and Equipment, net	$ 47,163	$ 9,566

Note 4.   Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of December 31:

	2020	2019
Accounts Payable	$ 145,026	$ 412
Banking Partner Accrual	10,723	65,875
Contractor Accrual	-	19,680
Accrued Payroll Liabilities	8,122	1,850
Credit Card Liability	1,049	16
Total	$ 164,920	$ 87,833

Note 5.   Related Party Transactions

Aside from debt and equity financing and stock based compensation transactions, the Company identified related party transactions in 2019 for services contributed by the founders for $130. The Company did not identify any other related party transactions in 2020.

Envel, Inc.

Notes to the Financial Statements

Note 6.   Income Taxes

The Company has net operating loss carryforwards of $2,302,181 and $520,502, as of December 31, 2020 and 2019, respectively. The Company has a full valuation allowance on the deferred tax assets created primarily by these net operating losses and consequently does not record a deferred tax asset on its Balance Sheets.

Note 7.   Stockholders' Equity

On December 31, 2019, the Company had 10,000,000 authorized shares of Common Stock, par value $.00001 per share. On November 4, 2020, the Company increased its authorized shares to 12,000,000 shares of Common Stock, par value $.00001 per share. Each share of Common Stock has one vote and participates equally in all dividends payable. Upon founding, 6,625,000 shares were issued, however these shares had an automatic repurchase option for nominal value (at par) which is reduced over a four-year period. At December 31, 2019, the Company had 7,650,667 shares issued and outstanding, with 2,514,459 subject to the repurchase option. In August of 2019, 750,000 of an original founder's shares were repurchased by the Company. In July of 2020, 700,000 of an original founder's shares were repurchased by the Company for $175,000 which is to be paid in 9 payments over a 2-year period. $30,625 of the $175,000 balance was paid to the original founder during 2020. At December 31, 2020, the Company had 7,154,000 shares issued and outstanding, with 969,271 subject to the repurchase option.

Note 8.   Convertible Notes Payable

In 2020, the Company raised $1,975,000 through various 2- year convertible notes ("Notes") which accrue 5% interest annually. In 2019, the Company raised $900,000 through various 2-year Notes which also accrue 5% interest annually. The Company recorded $94,741 and $10,542 in interest expense in 2020 and 2019, respectively. The Company had accrued interest of $105,181 and $10,542 at December 31, 2020 and 2019, respectively. The total outstanding on Convertible Notes Payable at December 31, 2020 and 2019 was $2,980,283 and $910,542, respectively. Principal and interest on the Notes are due upon maturity at the end of the two years. The holders of the Notes have the following rights and preferences:

1) Conversion to equity - Each Note shall automatically be converted into shares of the Company's equity in the first equity financing resulting in the aggregate gross proceeds to the Company of at least $1.0 million, including conversion of any of the Notes (the "Next Equity Financing"). If the Next Equity Financing has not closed by the maturity date, at the option of the holders of a majority of the Notes, the Notes may be converted into Common Stock of the Company.

   Upon a conversion, the investor will be entitled to the same rights, preferences and privileges as the other investors purchasing equity securities in the Next Equity Financing, including any rights granted to holders of a minimum amount of shares in the Company, regardless of the number of shares held by the investor.

2) Conversion price -The conversion price of the Notes shall be the lesser of (i) a 20% discount to the lowest cash price per unit paid by investors in the Next Equity Financing or (ii) the price equal to the quotient of the Valuation Cap divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Seed round of financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).The Valuation Cap is defined as follows:
   (a) Notes issued in 2019: $10.0M and $8.0M
   (b) Notes issued in 2020: $8.0M and $12.5M

3) Prepayment - The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority of the Notes.

Note 9.   Stock Based Compensation

In 2019 and 2020, the Company issued stock based awards in the form of Common Stock grants to its employees and contractors for services rendered. These grants have a vesting schedule of 12 to 24 months. The following summarizes the stock based compensation activity over the 2-year period:

Shares Granted and Outstanding at December 31, 2018	479,167
Plus Shares Granted	1,296,500
Shares Granted and Outstanding at December 31, 2019	1,775,667
Plus Shares Granted	203,333
Shares Outstanding at December 31, 2020	**1,979,000**

	2020	2019
Vested stock grants at year end	**1,801,396**	868,709
Non-Vested stock grants at year end	**177,604**	906,958
Stock compensation expense (Restated for 2019)	**$179,805**	$ 87,469
Weighted average grant date fair value of stock grants	**$0.58**	$0.12

The Company's estimated future stock compensation expense is $71,690, which is expected to be recorded over a weighted average vesting period of 13 months with an average fair value price of $0.45 per share.

Note 10.   Risks and Uncertainties

The Company is involved in legal disputes from time to time in the normal course of business. Management does not expect any of these disputes to have a material adverse effect on the Company's financial statements.

Envel, Inc.

Notes to the Financial Statements

The Company has been materially affected by the novel coronavirus ("COVID-19"). The ultimate extent to which the COVID-19 pandemic impacts the Company's business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, and geographic spread of the outbreak, its impact on the global economy, actions taken to contain or limit the impact of COVID-19, such as the availability of an effective vaccine or treatment, geographic variation in how countries and states are handling the pandemic, and how quickly and to what extent normal economic and operating conditions may potentially resume.

Note 11.   Subsequent Events

The Company has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and notes have taken place through September 24, 2021, the date these financial statements were available to be issued.

Through March of 2021, the Company continued to issue convertible notes under similar terms as described in Note 8 for a total of approximately $1.85 million. Approximately $1.75 million of this was raised through the Crowdfunding platform Wefunder for which Wefunder charged fees of $80,250.

In July 2021, the Company issued a new class of Preferred Stock and raised approximately $1,205,530 issuing shares of this stock. By raising more than $1,000,000 in a series of subsequent financing rounds, the Convertible Notes listed on the balance sheet were converted to Preferred Stock. The reduction of this debt and these two capital raises gives the Company greater financial stability for the foreseeable future. The Company plans to raise additional capital in 2021 as the Company continues to grow the user base.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



startengine | Start Investing | Edit My Campaign | Trade NEW | Earn Bonus Shares | Blog | Ryan D.

This offering is not live or open to the public at this moment.

Envel

Bank Smart, Bank Better, Bank Beautiful





Envel Is The Future Of Mobile Banking
3:19
envel
envel
**** **** **** 9099
JOHN SMITH
GOOD THRU 05/24
CVV ***
DEBIT VISA
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envel

Website | Boston, MA | SOFTWARE & SERVICES

Envel uses the power of artificial intelligence to automate budgeting, savings, and soon investments in real-time.

$0.00 raised

$1,751,266 previously crowdfunded

0 Investors	$35M Valuation
$2.84 Price per Share	$102.24 Min. Investment
Common Shares Offered	Equity Offering Type
$3.93M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Following



Reasons to Invest

- Unique patent-pending autopilot functionality to improve your financial fitness and automate your budgeting, savings, and investments.
- Envel is looking at a +$50 billion market, made up of about 63 million underserved adults, primarily between the ages of 18 and 35.
- 10,000+ users since January 2021, community-led, founded at Harvard, pre-seed

OVERVIEW

Envel is pushing the Envelope on banking services

Envel is a Harvard-founded financial technology company that leverages AI and behavioral science to optimize people's finances in real-time and automate their budgeting, savings, and investments. Funded by the MIT Sandbox Program, angel investors, and crowdfunding, we are on a mission to make banking and investing easier and more simple for tens of millions of people.

The bank account as we all know it has remained unchanged for decades, and is a little well, manual and unhelpful, so **Envel has reinvented banking from the ground up** to give you many of the features you've always wanted and finally make it work hard for you!

Save and budget on Autopilot

We've built a one-stop **Autonomous banking app with Autopilot** to organize your money automatically for you with little effort, no calculators, no spreadsheet, it just works.. powered by our patent-pending AI. All built upon an Envelope system so you can organize your money in up to 99 FDIC insured Envel bank accounts (FDIC insurance is through nbkc bank, Member FDIC) we call Envelopes, which you can create in seconds.

We believe that the consumer banking system is broken and no longer focuses on serving its customers' financial health. Traditional banks profit from charging lots of fees and getting you indebted and don't offer you the freedom or advice to help organize and manage your money in a way that helps you.

We have engineered some incredible patent-pending features never seen before in banking to help you become **financially fit** and achieve your financial goals and dreams.


Banking Reinvented
We make budgeting, saving & investing easy using:
A.I. Technology
Behavioral Science
9:10
envel
My Envelopes
My Goals
Add Funds
Send
Transfer
Request
Autonomous Envelopes
Create New
Cash
$13,393.43
Bills
$100.00
Emergency
$1,759.00
Vault
$377.58
envel
Owner



DEBIT
Olivia Johnson
VISA

Our impressive board and team of data scientists, technologists, and bankers aim to revolutionize digital banking using artificial intelligence, behavioral science and a unique approach to community engagement, user experience, partnerships and design.

Fractional Investments on Autopilot

Over 55% of Americans want to invest but aren’t taking the first simple step to grow their wealth by saving properly and investing.

Launching soon, we’re utilizing our automation to buy stocks for you automatically from your favorite brands without the hassle!



COMING SOON
Fractional Investments!
Get stocks from your favorite companies every time you complete a purchase.
Hello Steve
You spent $7.59 at Starbucks
You bought Starbuck shares for $0.41!
Take me to Investments
My Investments
Investments
$42.94
Starbucks
$12.18
Nike
$3.18
Apple
$0.10
McDonalds
$2.40
Target
Adidas

We Have Protected Our Unique IP

From our inception we have been working closely with MIT and leading patent experts to ensure we protect our unique IP, the "Envel Magic" that makes our autonomous banking possible. Our patent-pending technology covers 153 countries under invention ***"System and Method for Autonomous, Intelligent, and Tunable Compartmentalization of Monetary Transactions". US20210073909A1***. We will continue to disrupt and innovate traditional banking and payments to make banking better for you and we will continue to protect and patent our unique IP!

Our Mission
To help tens of millions of people
to automate their money management,


savings & investments, so they can live better lives.
Core Drivers
Automated Guidance
Community Driven
Partnership Ecosystem
Experience Reinvented

With this raise, we are working toward launching customer acquisition and marketing, rolling out 3 new products and services, enhancing our AI data science capabilities, onboarding new product partners, and expanding our tech, compliance, and operations teams.


Founded At
HARVARD UNIVERSITY
Pre-Seed Funding
MIT Sandbox Innovation Fund Program
Featured In
Nasdaq
Bloomberg
Member Of
MIT CSAIL ALLIANCES

THE PROBLEM

The majority of Americans do not have the time, skills or discipline to manage their money properly, and struggle with budgeting, saving, and investing

Did you know that a staggering [63% of employees](#) in the United States are

living paycheck to paycheck? In addition, 84% of Millennials are not financially literate. People need help budgeting, saving, and building their wealth, and that's where Envel comes in.


People Need Help & Traditional Banks Don't Care
63%
of employees in the U.S. are living paycheck to paycheck.
84%
of Millennials are not financially literate.

We understand that budgeting takes discipline and banks don't help, which is why Envel provides real-time financial guidance so that you can take back time and live your life!

THE MARKET

Digital banking is a fast-growing multibillion-dollar market

Digital banks are growing rapidly in the United States, taking a share of primary customers from traditional banks. Envel is looking at a +$50 billion market opportunity, made up of about 63 million underserved adults, between the ages of 18 and 35.


BankMobile
step
Current
envel®
acorns
MoneyLion
chime
BankofAmerica



63M Adults Underserved
$50B+ Market

Envel is uniquely designed to solve and automate the budgeting, money management, savings, and wealth creation challenges faced by most people. We partner with our bank of record, which is where our users' funds are held, and unlike other banks, we do not charge any monthly fees or service fees, nor do we require a minimum amount in order to use our services. Setting up an account with us is fast and easy, and puts our users on the path to an easier, more efficient banking experience!



Competitor Landscape

Digital Banks are growing rapidly in the U.S. and take share of primary customers from traditional banks.

Expected Digital Bank Market Share

Dec '19 — 4%
Dec '20 — 11%
Dec '21 — 18%
Dec '22 — 25%

([Source](), [Source]())

THE SOLUTION

Autonomous banking that does all the heavy lifting for you

Envel's patent-pending, autonomous banking app has an Autopilot function

that organizes and automates users' money, budgets, and savings. Our digital envelope system uses artificial intelligence to understand people's individual behaviors, needs, and goals and creates a personalized budget to guide their daily, weekly, or monthly spending habits. Envel reviews users' spending patterns and organizes their money (FDIC insurance is through nbkc bank, Member FDIC) accounts. We allow our users to calibrate their settings, so they can spend more or less money when they want to.



Starbucks Envelope
Account Details
Show
Starbucks
$25
This Month +$25
Transfer In
Transfer Out
Coffee Transactions
Show
Monday Sep 20, 2021
Starbucks
$5.43
Starbucks
$25.90
Starbucks
$12.99
ENVEL
now
$5.43 spent at Starbucks Coffee
You've run out of Starbucks funds for this month
Overspending on the wrong things?
Not anymore...

Say goodbye to overspending. Envel's real-time machine learning tracks, flags and alerts you if recurring transactions are projected to be too high relative to your income.



Humor settings
Define the app language by picking a humor level
ENVEL
now
$2,500 just landed in your Paycheck Envelope
The best day of the month, enjoy it
envel
App Guidance
Display info icons across the app to learn more about our features
Humor Level
Off
Funny
Sarcastic
ENVEL
now
$2,500 just landed in your Paycheck Envelope
Try and keep in there this month, will you



Banking On Autopilot
Automated Budgeting
Automated Savings
Automated Investments
ENVEL
now
Morning Steve! Your vault is up by $10.30 to $75.21
An increase of 14% on day, nice job! You have $32.61 to spend today guilt free
ENVEL
Your $2,374.23 paycheck received from Envel
Autopilot split into Cash ($733.64) / Bills ($1,070.77) / Emergency ($273.75) / Vault ($296.07)
envel
My Envelopes
My Goals
Add Funds
Send
Transfer
Request


in use
Manual Banking
I have no time or interest in figuring out my budget
AI Autopilot
Turn Autopilot on to experience the Envel magic
Emergency
+$300
Cash
$1,993
Vault
+$3,000
Bills
+$500
Autonomous Envelopes
Create New
Cash $13,393.43
Bills $100.00
Emergency $1,759.00
Vault $377.58
Gas $79.00

Unlike traditional banks that often charge consumers lots of hidden fees, we make most our of money from “interchange”, or fees that vendors or merchants pay when they take payments via credit or debit cards. We also earn interest income from deposits with our banking partners. We will charge for expedited services and added value services. Envel is also about to launch its premium service which will include additional custom card options, priority customer service, and expedited shipping and transactions. We also plan to charge a monthly subscription fee for our fractional investments and crypto products.

Projected Goals


2021
Expedited Services
Deposit Interest
Card Interchange Fees
Premium Service Offering
Fractional Investments
2022
Forex Transfers
Crypto Currencies
Bills Payment
Envel Marketplace

2023

Automated Insurance
Student Loan Assistance

Lending
Wealth Management

Envel has an established strong base of enthusiastic users!

Many of our users are active on the Envel Community Forums as well as public community forums such as Discord and Reddit. The Envel team has regular meetings and daily discussions with all of these users in order to obtain their feedback and improve the app.



Savings Goals Set

$40.5M

In October of 2020, our first live beta mobile application appeared in app stores and we were openly marketed in January of 2021. This past summer, the total cash of our users exceeded $2 million and over 12,000 confirmed users. Additionally, our Envel Referral Program has shown great success in testing, which will drive huge user growth at very low costs. We have a high app store rating (above 4.5) including many 5 star ratings and positive reviews from our users!



Rapid, Low-Cost User Growth

4 Year growth projection to over 4 million users (KYC confirmed) by YE 2025.

Over 30K downloads in first 9 months of 2021

Future Projections

Year	Value
2021	27,600
2022	211,473
2023	739,502

| 2024 | 2,162,004 |
| 2025 | 4,156,267 |

Our investors raised $6 million through September of 2021 and we have received media attention from Bloomberg, Yahoo! Finance, Nasdaq, The Harvard Crimson, Fintech Futures, Digital Journal and many others.



Testimonials

Banking that prioritizes users over profit

★ ★ ★ ★ ★

@envel_ai - You made me leave my old traditional bank @BankofAmerica who only feeds itself, like other traditional banks, on interests & fees. Your product is gorgeously designed, & uses the finest & latest technologies to assist me.

Moncef F.







With a world-class team, Envel has already achieved major traction since its recent inception--but this is only just the beginning!

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Video Transcript</u>

Envel

Banking reinvented.

Create accounts in seconds

Send Money to friends quickly

Fresh Transactions Experience

Share Accounts with Friends & Family

Link your card to pay for coffee

Get stocks from your favorite companies by rounding up your purchases (Product is still being developed. Final version may look different to images shown)

Customization & Humor Levels

Link your other bank accounts easily

Autopilot optimizes your budget

8 great reasons to join Envel

Autopilot - manages budget for you

Flexibility - create up to 99 accounts

Safety - FDIC insurance $250,000 per account

Language - We have a sense of humor

Speed - Create account, send, pay or share in seconds.

Convenience - one card connects to all accounts

Share - Share a bank account with friends and family

You - Everything is center around your needs.

Bank Smarter
Bank Better
Bank Beautiful


Envel

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "ENVEL, INC.", FILED IN

THIS OFFICE ON THE TWENTY-FOURTH DAY OF SEPTEMBER, A.D. 2021,

AT 1:48 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6310101 8100
SR# 20213338560

Authentication: 204279072
Date: 09-29-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

ENVEL, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Envel, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), hereby certifies as follows.

1. The name of this corporation is Envel, Inc. This corporation was originally incorporated pursuant to the General Corporation Law on February 2, 2017 under the name Artler Capital Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 22nd day of September, 2021.

By: Steve Le Roux
Name: Steve Le Roux
Title: CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:48 PM 09/24/2021
FILED 01:48 PM 09/24/2021
SR 20213338560 - File Number 6310101

Doc ID: 7807248c952b7c9ab58fd496746c74324334b714

ENVEL, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME

The name of this corporation is Envel, Inc. (the "*Corporation*").

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III
DEFINITIONS

As used in this Restated Certificate (this "*Restated Certificate*"), the following terms have the meanings set forth below:

"*Board*" means the Board of Directors of the Corporation.

"*Board Composition*" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect two directors of the Corporation (the "*Series Seed Directors*"), and the holders of record of the shares of Voting Common Stock, exclusively and as a separate class, will be entitled to elect seven directors of the Corporation. For administrative convenience, the initial Series Seed Directors may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"*Capitalization Change*" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"*Requisite Holders*" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

"*Series Seed Original Issue Price*" means $1.75 per share for Series Seed Preferred Stock.

Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 23,000,000. The total number of shares of common stock authorized to be issued is 16,000,000, par value $0.00001 per share (the "*Common Stock*"), 14,000,000 of which shares are designated as "*Voting Common Stock*" and 2,000,000 of which shares are designated as "*Nonvoting Common Stock*". The total number of shares of preferred stock authorized to be issued is 7,000,000, par value $0.01 per share (the "*Preferred Stock*"), and as of the effective date of this Restated Certificate, all shares of Preferred Stock are designated as "*Series Seed Preferred Stock*". Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. Concurrently with the filing of this Restated Certificate with the Secretary of State of Delaware, all shares of common stock outstanding immediately prior to such filing shall be redesignated as Voting Common Stock, and all rights exercisable or convertible into common stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into Voting Common Stock.

A.   COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1.   **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

2.   **Voting.**

2.1   Voting Generally. The holder of each share of Voting Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law, including votes held at all meetings of stockholders and written consents in lieu of meetings. Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law (excluding, for the avoidance of doubt, the Nonvoting Common Stock).

2.2   Nonvoting Common Stock Provisions. The Nonvoting Common Stock shall only have the right to vote on such matters provided under the General Corporation Law with regard to matters that would significantly and adversely affect the rights or preference of the Nonvoting Common Stock. So long as any shares of Nonvoting Common Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise) without (in addition to any other vote required by law or this Restated Certificate of Incorporation) first obtaining the approval by vote or written consent, as provided by law, of the holders of a majority of the then outstanding shares of Nonvoting Common Stock, amend, alter or waive any provision of this Restated Certificate of Incorporation or the corporation's Bylaws that would adversely affect the powers, preferences or special rights of the Nonvoting Common Stock in a manner different than the Voting Common Stock. Any such act or transaction entered into

- Exhibit A-2 -

without such consent or vote shall be null and void ab initio, and of no force or effect; provided, however that a consent or resolution of the Board approving any of the foregoing items that is contingent upon receipt of the stockholder consent required pursuant to this subsection 5(c) shall not, solely by reason thereof, be deemed to be an action or transaction entered into in violation hereof. The holders of Nonvoting Common Stock shall not be entitled to elect any director of the Corporation.

3. **Conversion.** Each share of Nonvoting Common Stock shall automatically be converted into a share of Voting Common Stock at the Mandatory Conversion Time (as defined below in Article V, Section (B)3.11. In the event of such conversion, the terms of Article V, Sections (B)3.2-3 and (B)3.11-12 shall apply *mutatis mutandis*.

4. **Liquidation**. Shares of Nonvoting Common Stock shall rank *pari passu* with shares of Voting Common Stock as to distribution of assets in the event of any liquidation, dissolution or winding up of the affairs of the Corporation.

B. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Series Seed Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition.   Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed.   The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity.   The value of such property, rights or securities will be determined in good faith by the Board.

2.   **Voting.**

2.1   General.   On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.   Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward).   Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock will vote together with the holders of Voting Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Voting Common Stock, and will be entitled,

notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "**Bylaws**").

2.2   Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

3.   **Conversion.** The holders of Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Series Seed Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock means the Series Seed Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Voting Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, (i) if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate, or (ii) if such shares of Preferred Stock are uncertificated, an affidavit and agreement reasonably acceptable to the Corporation in respect thereof), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert

- Exhibit A-5 -

all or any number of the shares of Preferred Stock and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes to hold the shares of Common Stock in the records of the Corporation (and if applicable, the certificate or certificates for shares of Common Stock to be issued). If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or affidavit and agreement described above) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the relevant shares will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates (or notice, for uncertificated shares of Common Stock) for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and if such shares are certificated, a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the

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Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the

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conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (<u>other than</u> by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8   <u>Adjustment for Merger or Consolidation</u>. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   <u>Adjustments for Diluting Issues</u>.

3.9.1   <u>Special Definitions</u>. For purposes of this Section 3.9, the following definitions will apply:

(a)   "***Option***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "***Convertible Securities***" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c)   "***Additional Shares of Common Stock***" mean all shares of Common Stock issued (or, pursuant to Section 3.9.3, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common

- Exhibit A-8 -

Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

3.9.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.9.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock e computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to

- Exhibit A-9 -

this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4 (either because the consideration per share (determined pursuant to Section 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.9.3(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.9.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.9.3 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of

- Exhibit A-10 -

Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.9.4   Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.9.3), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issue, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1* (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

(a)   "*CP2*" means the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

(b)   "*CP1*" means the Conversion Price of such series of Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

(c)   "*A*" means the number of shares of Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

(d)   "*B*" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e)   "*C*" means the number of such Additional Shares of Common Stock issued in such transaction.

3.9.5   Determination of Consideration. For purposes of this Section 3.9, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

(a)   Cash and Property: Such consideration will:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii)   if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such

- Exhibit A-11 -

consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.9.3, relating to Options and Convertible Securities, will be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.9.6   Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.10   Certificate as to Adjustments.   Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.   The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.11   Mandatory Conversion.   Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common

Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12   Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3.11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4.   **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5.   **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6.   **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

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7.   **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b)   of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or

(iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII
BYLAW PROVISIONS

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws (if any).

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any

743955999.1

affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

743955999.1

 **HELLOSIGN**

TITLE	Updated Articles for DE
FILE NAME	Envel - Second Am...mber 2021) (.docx
DOCUMENT ID	7807248c952b7c9ab58fd496746c74324334b714
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Completed

Document History

⤴ **SENT**	**09 / 29 / 2021** 12:20:00 UTC	Sent for signature to Steve Le Roux (steve@envel.ai) from matt@envel.ai IP: 70.18.231.127
👁 **VIEWED**	**09 / 29 / 2021** 12:28:51 UTC	Viewed by Steve Le Roux (steve@envel.ai) IP: 109.249.181.63
⌇ **SIGNED**	**09 / 29 / 2021** 12:29:35 UTC	Signed by Steve Le Roux (steve@envel.ai) IP: 109.249.181.63
✓ **COMPLETED**	**09 / 29 / 2021** 12:29:35 UTC	The document has been completed.